THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

82-3708

August 11, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

04036835

SUPPL

Dear Sirs,

We are attaching herewith a copy of press release duly approved by the Management Committee of Directors of the Company in their meeting held on 11th August, 2004.

You are requested to bring the same to the notice of all concerned.

RECEIVED
2004 SEP 14 A 9:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Thanking you,

Yours faithfully,

R. V. Bhimani
Company Secretary

PROCESSED
SEP 14 2004
THOMSON FINANCIAL

Encl : As above.

9/14

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

Arvind decides to shifts its Mauritius facilities to India

August 11, 2004

The company has announced its plans to shift its existing denim and garments manufacturing facilities from Mauritius to India. The Company, through its subsidiary companies has 8 Million meters of denim manufacturing facility and 2 Million pieces of jeans plant at Mauritius. The total investment in the project is the tune of Rs. 40 Crores

Arvind Mills will augment its denim manufacturing capacity to 105 Million meters in India after the plant is shifted by December 2004. Similarly, the company is currently implementing a 2.1 Million jeans plant at Bangalore, which will be increased to about 4 Million pieces on account of shifting of capacities from Mauritius.

Arvind Mills Limited had set up Arvind Overseas (Mauritius) Limited by taking over a defunct denim mill, Shape Fabrics in 1994 and invested over a period to modernize the plant. Arvind Spinning Limited and garment operations were established during 2003 to vertically integrate the operations.

The rationale behind making the investment was to benefit from the removal of Lesser Developed Countries (LDC) provision from the AGOA. African Growth And Development Act (AGOA), which enables the countries in African region to export garments to US of a duty free and quota free. The least developed country provision allows the countries covered under AGOA to export garment under duty free quota free system, even on garments manufactured from fabric from any other part of the world. This clause does not apply to South Africa and Mauritius and the garments from these countries has to be from fabric manufactured in the AGOA region. With proclamation of AGOA Acceleration Act of 2004 on 13th July, 2004 wherein the LDC provision has been extended for a further period of three years, the returns expected from the investments undertaken during last year are not likely to be adequate.

The cost of transfer of the total plant is estimated to be about Rs. 12 Crores including retrenchment of 510 employees and transfer of assets. The payback for this expense is expected to be around a year on account of higher contribution in the Indian operations, particularly in view of removal of quota.